EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Bio-Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Bio-Technology Holdings Limited (the “Company”) as of March 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive losses, stockholders’ deficit and cash flows for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

Hong Kong

August 14, 2019

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	March 31,
	2019	2018
Assets
Current assets
Cash	$5,377	$948
Available-for-sale investment	342,706	—
Accounts receivable, net of allowance of $nil	363,491	503,579
Inventories	246,881	421,139
Due from related companies	720,150	269,706
Prepaid expenses and other current assets	187,770	349,545
Total current assets	1,866,375	1,544,917

Other assets
Property, plant and equipment, net	9,343	13,824
Total other assets	9,343	13,824

Total assets	$1,875,718	$1,558,741

Liabilities and stockholders' equity
Current liabilities
Short-term loans	$206,070	$208,926
Accrued expenses and other payables	150,181	181,207
Due to a director	41,673	—
Due to related companies	—	5,421
Value added and other taxes payable	10,414	—
Income tax payable	15,309	—
Total current liabilities	423,647	395,554

Total liabilities	423,647	395,554

Stockholders' equity
Common stock, $1 par; 1,000,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	1,451,250	1,451,250
Retained earnings (accumulated losses)	(126,948)	(407,131)
Accumulated other comprehensive income	127,669	118,968
Total stockholders' equity	1,452,071	1,163,187

Total liabilities and stockholders' equity	$1,875,718	$1,558,741

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended March 31,
	2019	2018

NET SALES	$1,217,588	$259,541

Cost of sales	(320,836)	(64,514)

Gross profit	896,752	195,027

General and administrative expenses	(373,898)	(401,494)
Research and development expenses	(42,704)	(57,977)
Selling and marketing expenses	(168,014)	(137,607)

Operating income (loss)	312,136	(402,051)

Other income (expenses)
Other income	303	15,855
Gain on disposal of subsidiary	3,127	—
Interest income	605	45
Interest expense	(20,076)	(2,456)

Total other income (expenses), net	(16,041)	13,444

Income (loss) before income taxes	296,095	(388,607)

Income tax expense	(15,912)	—

Net income (loss)	280,183	(388,607)

Other comprehensive income (loss)
Foreign currency translation adjustment	8,701	57,452

Comprehensive income (loss)	$288,884	$(331,155)

Earnings per common share
- Basic and fully diluted	$2,801.83	$(3,886.07)

Weighted average number of common shares outstanding
- Basic and fully diluted	100	100

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Number	Amount	Capital	Losses	Income	Total

Balance as of April 1, 2018	100	$100	$1,451,250	$(18,524)	$(2,622)	$1,430,204

Net income (loss)	—	—	—	(388,607)	—	(388,607)

Foreign currency translation adjustment	—	—	—	—	121,590	121,590

Balance as of March 31, 2018	100	100	1,451,250	(407,131)	118,968	1,163,187

Net income	—	—	—	280,183	—	280,183

Foreign currency translation adjustment	—	—	—	—	8,701	8,701

Balance as of March 31, 2019	100	$100	$1,451,250	$(126,948)	$127,669	$1,452,071

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$280,183	$(388,607)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	5,923	4,391
Income tax expenses	15,912	—
Changes in operating assets and liabilities:
Accounts receivable	140,088	(28,579)
Inventories	174,258	4,848
Due from related companies	(450,444)	(269,606)
Prepaid expenses and other current assets	161,775	180,642
Accrued expenses and other payables	(31,026)	41,120
Due to a director	41,673	—
Due to related companies	(5,421)	5,421
Value added and other taxes payable	10,414	—

Net cash provided by (used in) operating activities	343,335	(450,370)

Cash flows from investing activities:
Increase in Available-for-sale investment	(342,706)	—
Net cash used in investing activities	(342,706)	—

Cash flows from financing activities:
Proceeds from short term bank loans	206,070	208,926
Repayment of short term bank loans	(208,926)	—
Net cash (used in) / provided by financing activities	(2,856)	208,926

Effect of exchange rate changes on cash	6,656	170,190

Net increase (decrease) in cash	4,429	(71,254)
Cash at beginning of year	948	72,202
Cash at end of year	$5,377	$948

Supplemental information:
Cash paid for income tax	$—	$6,815

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Nature of operations

China Bio-Technology Holdings Limited (“China Bio-Tech”, previously known as China Bio-Technology Limited and Hua Hong Powerloop Patents Limited respectively), is a company that was established under the laws of the Republic of Seychelles on June 27, 2016 as a holding company. The Company, through its subsidiaries, is a provider of health supplements to corporate and government customers engaged in global trade. Mr. Chang Yu, together with her daughter, Ms. Chang Tingting Tina, Chief Operation Officer of the Company are the ultimate Controlling Shareholders of the Company. China Bio-Tech together with its subsidiaries are collectively referred to as the “Company”.

Reorganization

In and around January 2018 the Company completed a reorganization of its legal structure. The reorganization involved the incorporation of China Bio-Tech and its wholly owned subsidiaries, Zhong Yuan Bio-Technology (Hong Kong) Limited (“ZY HK”, previously known as Hua Hong Powerloop Technology (Hong Kong) Limited, a holding company incorporated on June 13, 2016 under the laws of Hong Kong) and Zhong Yuan Bio-Technology (Shenzhen) Company Limited (“ZY Shenzhen”, a holding company established on June 10, 2014 under the laws of the People’s Republic of China (“PRC”) and previously known as Shenzhen Chuang Feng Clear Energy Company Limited); and the transfer of all equity ownership of Bao Feng Bio-Technology (Beijing) Limited (“BF Beijing”, previously known as Beijing Yuan Bao Feng Century Agricultural Technology Limited, an operating company incorporated on August 30, 2012 under the laws of the PRC) to ZY Shenzhen from the former shareholders of BF Beijing.

On January 19, 2018, ZY Shenzhen entered into an agreement to acquire 100% of the equity ownership of BF Beijing for a total cash consideration of $1,351,500 (RMB8,500,000) from the former shareholders of BF Beijing. To fund ZY Shenzhen’s acquisition of BF Beijing, these former shareholders agreed to provide an interest-free loan to China Bio-Tech which in turn provided an interest-free loan to ZY Shenzhen of the same amount of $1,351,500 (RMB8,500,000). For the purpose of this transaction, in January 2018, these former shareholders had established a majority ownership in China Bio-Tech whose shares were issued and paid up by way of capitalization of the said interest-free loan of $1,351,500 provided by these former shareholders. China Bio-Tech has a direct 100% equity interest in ZY Shenzhen. On February 13, 2019, ZY Shenzhen received approval from the Economic and Trade Bureau of Beijing, the PRC, on the acquisition of BF Beijing.

Since China Bio-Tech and its subsidiaries have effectively been controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions have been accounted for as recapitalization of BF Beijing with no adjustment to the historical basis of the assets and liabilities of BF Beijing and the operations were consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements. For the purpose of presenting the financial statements on a consistent basis, the consolidated financial statements have been prepared as if the Company, ZY Shenzhen and ZY HK had been in existence since the beginning of the earliest period presented and throughout the whole periods covered by these financial statements.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

   Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition, provision for contingent liabilities, and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Foreign currency translation

The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation (continued)

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:-

	2019	2018
Balance sheet items, except for equity accounts	RMB1=$0.1490 HK$1=$0.1274	RMB1=$0.1590 HK$1=$0.1274
Items in statements of income and cash flows	RMB1=$0.1490 HK$1=$0.1281	RMB1=$0.1510 HK$1=$0.1281

No representation is made that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, salaries and benefits payables, and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of March 31, 2019 and 2018, cash balances were $5,377 and $948. The Company maintains bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Prepayments, deposits and other assets, net

Prepayment, deposit and other assets, net, primarily consists of advances to suppliers for purchasing goods; rental deposit made to the landlord; prepaid expenses and other receivables. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Past-due balances over 90 days are reviewed individually for collectability. In evaluating the collectability of individual accounts receivable balances, the Company considers several factors, including the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed within one year are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method.  Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

Property and equipment, net

Property and equipment, net, mainly comprise furniture and furniture, vehicles, computer and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	3-5 years
Computer equipment	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income and comprehensive income.

Impairment for long-lived assets

Long-lived assets, including office equipment, furniture and fixtures and automobiles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended March 31, 2019 and 2018, the Company recognized nil impairment for the long-lived assets.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

Revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) product delivery has occurred or the services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

The Company generates its revenue primarily from the sales of health care supplements. Sales of products are generally recognized when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for the two years ended March 31, 2019 and hence no provision has been made for sales returns as of March 31, 2019 and 2018, respectively.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2019 and 2018. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Value added tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2019 and 2018, the aggregate amount of cash of $5,377and $948, respectively, were held at major financial institutions in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

(c)	Significant customers

Sales revenue from two major customer was $383,248, or approximately 31% of the Company’s total sales for the year ended March 31, 2019. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended March 31, 2019. The Company’s accounts receivable from these customers were 151,821 as of December 31, 2019.

(d)	Significant suppliers

Five major vendors provided approximately 94% of total purchases by the Company during the year ended March 31, 2019. The Company’s accounts payable due to this vendor was nil as of March 31, 2019.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

In May 2014, , April 2016, May 2016 and December 2016, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2016-10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12 (ASC Topic 606) Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 (ASC Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the guidance in ASC Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. ASC Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfil a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, deferring the effective date of the new revenue recognition standard by one year. Based on the Board’s decision, public organizations should apply the new revenue standard to annual reporting periods beginning after December 15, 2017. Non-public organizations should apply the new revenue standard to annual reporting periods beginning after December 15, 2018. The Company has evaluated the impact of ASC 606 and has determined that the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC Topic 606, therefore, the impact of the adoption is immaterial on its consolidated financial statements and disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The Company intends to make this election. The amendments in these update are effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s consolidated financial position and results of operations for the Company’s leases, which primarily consist of operating leases for office space and equipment. Based on that assessment, the Company has established that the adoption of Topic 842 will result in the recognition of a significant increase to the balance sheet for right-of-use assets and lease liabilities based on the present value of future minimum lease payments. Also, the impacts from the adoption of Topic 842 to the Company’s accumulated deficit and to consolidated results of operations are not expected to be material.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements - continued

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Non-public Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in ASU 2017-11 change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The adoption of ASU 2017-11 which will become effective for annual periods beginning after December 15, 2018 and for interim periods within those annual periods. The Company does not expect that the adoption of this guidance will have a material impact on its audited consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820):  Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”).  The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement.  In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its audited consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Available-for-sale investment

Available-for-sale investment included the Company’s investment in certain uninsured wealth management products amounting to $342,706 as of March 31, 2019 and $nil at March 31, 2018 issued by China Construction Bank in the PRC. These wealth management products are funds raised by the bank which mainly invests in a range of money market and debt instruments and offers floating interest rate to the investors. The Company may redeem the wealth management products for cash anytime on a daily basis.

The Company’s investment in the wealth management products were carried at cost less any impairment losses as they do not have a quoted market price in an active market and their fair value cannot be measured reliably.

Subsequent to March 31, 2019, the Company redeemed all the wealth management products at cost for cash.

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of March 31
	2019	2018

Accounts receivable	$363,491	$503,579
Less: Allowance for doubtful accounts	—	—
Total accounts receivable, net	$363,491	$503,579

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Inventories

Inventories consisted of the following:

	As of March 31,
	2019	2018

Raw materials	$104,976	$253,751
Work in progress	60,201	133,779
Finished goods	81,704	33,609
	$246,881	$421,139

Note 6 — Due from related companies

The amount due from related companies was unsecured, non-interest bearing and repayable on demand.

Note 7 — Prepayments, deposits and other assets

Prepayments, deposits and other assets consisted of the following:

	As of March 31,
	2019	2018

Advances to suppliers	$62,151	$223,683
Rental deposits	8,326	8,872
Prepaid expense	53,409	45,848
Other receivables, net of allowance of $nil	63,884	71,142
	$187,770	$349,545

Note 8 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of March 31,
	2019	2018

Computer equipment	$6,931	$4,932
Office equipment, fixtures and furniture	24,417	26,054
Subtotal	31,348	30,986
Less: accumulated depreciation	(22,005)	(17,162)
Total	$9,343	$13,824

Depreciation expense for the years ended March 31, 2019 and 2018 amounted to $5,922 and $5,854, respectively.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9  — Short-term loans

Short-term loans consisted of the following:

	As of March 31,
	2019	2018

Loans from China Construction Bank wholly repayable within 1 year	$—	$208,926
Loan from a third party wholly repayable within 1 year	206,070	—
	$206,070	$208,926

The loans from China Construction Bank of $208,926 outstanding as of March 31, 2018 with annual interest rate of 6.96% were fully repaid during the year ended March 31, 2019. The bank loans were unsecured and denominated in RMB.

The loan from a third party of $206,070 outstanding as of March 31, 2019 was denominated in RMB, for a term of four months and at a fixed annual interest rate of 4.53%. The loan was unsecured and fully repaid upon maturity on April 9, 2019.

Note 10 – Disposal of a wholly-owned subsidiary

On August 20, 2018, BF Beijing and Mr. Chang Yu, father of Ms. Chang Tingting Tina, Chief Executive Officer of the Company, entered into a sale and purchase agreement pursuant to which, the entire equity interest of Zhong Yuan Neuroscience was transferred to Mr. Chang Yu for a consideration of approximately $1,461,134 (RMB10 million). The consideration was equivalent to the registered capital of Zhong Yuan Neuroscience that had remained payable by BF Beijing and was settled by way of the assignment of the subscription payable by BF Beijing of the same amount to Mr. Chang. The Company recorded a gain on disposal of $3,127 for the year ended March 31, 2019.

The disposal was completed on September 8, 2018.

Assets and liabilities at the date of disposal:
Subscription receivable from Beijing YBF	$1,461,134
Due to a director	(3,127)
Net assets	$1,458,007
Gain on disposal	3,127
Consideration received	1,461,134

Whilst Zhong Yuan Neuroscience had not commenced business as of August 20, 2018, it recorded revenue of $nil and net loss of $3,064 for the year ended March 31, 2018; and revenue of $nil and net loss of $63 for the period from April 1, 2018 to August 20, 2018 (date of disposal).

Note 11 — Due to a director

The amount due to a director as of March 31, 2019 and 2018 was $41,673 and nil respectively.  The amount due to a director was unsecured, non-interest bearing and repayable on demand.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

(a)	Income tax

Seychelles

China Bio-Tech was incorporated in Seychelles and is not subject to tax on income or capital gains under the laws of Seychelles.  Additionally, Seychelles does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

ZY HK is established in Hong Kong. Under the Hong Kong tax laws, ZY HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

ZY Shenzhen is governed by the Enterprise Income Tax (“EIT”) laws of the PRC. Under EIT laws of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate.  As ZY Shenzhen is an investment holding company, there was revenue recorded in the books of ZY Shenzhen and as a result, there was no EIT for the years ended March 31, 2019 and 2018.

BF Beijing is governed by the EIT laws of the PRC and is subject to an EIT rate of 20% because BF Beijing is classified as small profit making enterprise under the EIT laws.

Significant components of the provision for income taxes are as follows:

	For the years ended March 31,
	2019	2018

Current	15,309	—
Deferred	—	—
Total provision for income taxes	$15,309	$—

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2019	2018

PRC statutory rates	20.0%	20.0%

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. For the years ended March 31, 2019 and 2018, the Company incurred losses, resulting from operating activities, which result in deferred tax assets at the effective statutory rates. The deferred tax asset has been off-set by an equal valuation allowance.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at March 31, 2019 and 2018.

(b)	Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with the PRC laws. VAT standard rates are 6% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services.

(c)	Tax payable

Taxes payable consists of the following:

	As of March 31,
	2019	2018

Income taxes payable	$15,309	$—
VAT and other tax payable	10,414	—
Totals	$25,723	$—

Note 13 — Equity

Ordinary Shares

China Bio-Tech was incorporated under the laws of Seychelles on June 27, 2016. The authorized number of Ordinary Shares is 1,000,000 share with a par value of $1 per share whereas 100 shares were issued and outstanding as of March 31, 2019 and 2018.

Additional paid-in capital

As of March 31, 2019 and 2018, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

CHINA BIO-TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for its offices and warehouses for its inventories. The two leases are expiring through March 2020. The Company’s commitments for minimum lease payment under these operating leases as of March 31, 2019 are as follow:

Twelve months ending March 31,	Minimum lease payment
2020	$108,002
2021	—
Total	$108,002

Rent expense for the years ended March 31, 2019 and 2018 were US$49,164 and US$60,271, respectively.